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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 6)


                           AmeriVest Properties, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    03071L101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
                            William T. Atkins, et al.
                       1780 S. Bellaire Street, Suite 515
                                Denver, CO 80222
                                  303-297-1800
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               November 18, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

     NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


              PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (03-00)

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            William T. Atkins
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            00
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            US
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    264,814
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   837,805
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   264,814
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     837,805
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,102,619
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)                                       |_|


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.3%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Alexander S. Hewitt
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            00
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            US
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    587,649
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   837,805
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   587,469
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     837,805
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,425,454
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)                                       |_|


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.1%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Sheridan Investments, LLC
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            00
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Colorado
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    0
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   0
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)                                       |_|


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Sheridan Development, LLC
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            00
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Colorado
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    0
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   0
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)                                       |_|


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Sheridan Realty Corp.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            00
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    75,828
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   75,828
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            75,828
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)                                       |_|


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 0.0%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            HC, CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Sheridan Realty Advisors, LLC
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            00
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Colorado
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    522,704
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   522,704
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            522,704
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)                                       |_|


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.0%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Sheridan Management Corp.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            00
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    166,826
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   166,826
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            166,826
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)                                       |_|


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 0.0%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            CO
--------------------------------------------------------------------------------

This Amendment No. 6 (this "Amendment") to the Schedule 13D originally filed, pursuant to a joint filing statement under Rule 13d-1(k), with the Securities Exchange Commission (the "SEC") on June 25, 2001, as amended (the
"Schedule 13D"), relates to common stock, $0.001 par value per share (the "Common Stock"), issued by AmeriVest Properties, Inc., a Maryland corporation (the "Issuer") and is being filed to disclose (i) the dissolution of Sheridan Investments, LLC and the distribution of securities held by such limited liability company to its limited partners (including, among others, Sheridan Management Corp., Alexander S. Hewitt, and a limited partnership of which William T. Atkins is the general partner) and its manager (Sheridan Development,
LLC) and (ii) the merger of Sheridan Development, LLC with and into Sheridan Realty Advisors, LLC, and the distribution of securities to certain members who withdrew from Sheridan Realty Advisors, LLC upon the consummation of the merger. For convenience of reference, this Amendment amends and restates the
Schedule 13D in its entirety.

ITEM 1.     SECURITY AND ISSUER.

This statement relates to the common stock, $0.001 par value of AmeriVest Properties, Inc., a Maryland corporation, having its executive offices at 1780 S. Bellaire Street, Suite 100, Denver, CO 80222.

ITEM 2.     IDENTITY AND BACKGROUND.

The persons filing this statement (collectively, the "Reporting Persons") are:

(a) William T. Atkins, a United States citizen, whose business address is 1780 S. Bellaire Street, Suite 100, Denver, CO 80222, Mr. Atkins is Chairman, CEO, and a director of the Issuer.

(b) Alexander S. Hewitt, a United States citizen, whose business address is 1780 S. Bellaire Street, Suite 100, Denver, CO 80222, Mr. Hewitt is a Vice President and Secretary of the Issuer.

(c) Sheridan Investments, LLC, a Colorado limited liability company ("SI"), whose business address is 1780 S. Bellaire Street, Suite 100, Denver, CO 80222. The principal business of SI was real estate investment, development, and management. Upon its dissolution on November 14, 2003, SI ceased to own any beneficial interest in Issuer Common Stock.

(d) Sheridan Development, LLC, a Colorado limited liability company ("SD"), whose business address is 1780 S. Bellaire Street, Suite 100, Denver, CO 80222. The principal business of SD was real estate investment, development, and management. SD was the manager of SI. Mr. Atkins and Mr. Hewitt were co-managers of SD. Upon the merger of SD into Sheridan Realty Advisors, LLC, a Colorado limited liability company ("SRA"),
      SD ceased to own any beneficial interest in Issuer Common Stock.

(e) Sheridan Realty Corp., a Delaware corporation ("SRC"), whose business address is 1780 S. Bellaire Street, Suite 100, Denver, CO 80222. The principal business of SRC is real estate investment, development, and management. SRC is the general partner of SRP. Mr. Atkins is President and a Director of SRC and Mr. Hewitt is Executive Vice President and a Director of SRC.

(f) SRA, whose business address is 1780 S. Bellaire Street, Suite 100, Denver, CO 80222. The principal business of SRA is real estate investment, development, and management. Mr. Atkins is Co-manager of SRA and Mr. Hewitt is Vice Chairman and Co-manager of SRA.

(g) Sheridan Management Corp., a Delaware corporation ("SM"), whose business address is 1780 S. Bellaire St., Suite 100, Denver, CO 80222. The principal business of SM is real estate investment, development, and management. Mr. Atkins is the President and a Director and Mr. Hewitt is the Executive Vice President and a Director of SM.

During the last five years, no Reporting Person has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making either one of them subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The transactions covered by this statement include:

(a) the receipt of Issuer Common Stock by SI from Issuer on December 26, 2000, as consideration in exchange for the purchase of a key man insurance policy issued with respect to Mr. Atkins.

(b) the receipt of Issuer Common Stock by SI from Issuer on June 25, 2001, as consideration in exchange for SI's interest in an office building.

(c) the purchase of Issuer Common Stock by SI and SRA from Issuer on August 3, 2001, as part of a public offering by Issuer.

(d) the transfer of Issuer Common Stock from SRA to various persons on December 31, 2001, in connection with certain deferred compensation arrangements.

(e) the purchase of Issuer Common Stock by SRP from Issuer on September 5, 2002, as consideration in connection with the sale of certain real estate to the Issuer.

(f) the present exercisability of the Issuer warrants held by SRA, as of November 2, 2002.

(g) the distribution of Issuer Common Stock held by a trust on December 30, 2002, with respect to which Rock River Trust Company ("RRTC") was the trustee, to the trust beneficiaries (including, among others, a revocable trust with respect to which Mr. Hewitt is sole trustee).

(h) the distribution of Issuer Common Stock held by Sheridan Realty Partners, LP ("SRP") to its creditor (SI), limited partners (including, among others, Mr. Hewitt; various trusts for which RRTC is trustee; and
         SRC), and general partner (SRC), upon the dissolution of SRP on December 31, 2002.

(i)      the appointment of Mr. Hewitt as a co-manager of SRA on March 28, 2003.

(j) the exercise of Issuer warrants to acquire Issuer Common Stock by SRA on March 28, 2003.

(k) the distribution of Issuer Common Stock and Issuer warrants by SRA to various withdrawing members on March 28, 2003.

(l) the distribution of Issuer warrants by SRA to Mr. Hewitt, a member of SRA, on March 28, 2003.

(m) the distribution of Issuer Common Stock held by SI to its limited partners (including SM, Mr. Hewitt, and a limited partnership of which Mr. Atkins is the general partner) and its manager (SD), upon the dissolution of SI on November 18, 2003.

(n) the merger of SD with and into SRA, and the distribution of Issuer Common Stock by SRA to various withdrawing members on November 18, 2003.

(o) from time to time, the purchase of Issuer Common Stock by various Reporting Persons under the Issuer's dividend reinvestment plan.

ITEM 4.     PURPOSE OF TRANSACTION.

Subject to and depending upon the availability of prices deemed favorable by any Reporting Person, such Reporting Person may choose to purchase additional shares of common stock from time to time in the open market, in privately negotiated transactions with third parties, by exercising options or warrants, or otherwise. In addition, depending upon prevailing conditions, such Reporting Person may determine to dispose of shares of common stock held by them in the open market, in privately negotiated transactions with third parties, or otherwise.

As Chairman, CEO, and a director of the Issuer, Mr. Atkins considers plans and proposals submitted by management with respect to business combinations aimed at improving the operating efficiencies of the Issuer, acquiring complementary properties, and/or entering new market regions. These business combinations may include mergers and acquisitions, asset purchases and sales, as well as strategic ventures and marketing alliances. Depending on the facts and circumstances, Mr. Hewitt may also consider such plans or proposals in his capacity as Vice President and Secretary of the Issuer. As a director, Mr. Atkins also may, depending on the facts and circumstances, consider any plans and proposals with respect to other transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

No Reporting Person has any independent present plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Items 3 and 4 are incorporated herein by reference.

(a) Mr. Atkins beneficially owns and has the sole power to vote and dispose of (A) 40,325 shares of Issuer Common Stock held by him, (B) 248 shares of Issuer Common Stock held by his minor children, and (c) 224,241 shares of Issuer Common Stock held by a limited partnership of which Mr. Atkins is the general partner.

(b) Mr. Hewitt beneficially owns and has the sole power to vote and dispose of 587,649 shares of Issuer Common Stock.

(c) Mr. Atkins and Mr. Hewitt are each one of five directors of RRTC which beneficially owns 72,447 shares of Issuer Common Stock, as trustee of various Hewitt family trusts. RRTC is an Illinois chartered trust company with a principal business address at 4709 44th Street, Suite 5, Rock Island, IL 61201. RRTC has not, during the last five years, been convicted in a criminal proceeding nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Neither Mr. Atkins nor Mr. Hewitt vote on any matters before the RRTC board of directors regarding the acquisition, voting, or disposition of such stock. Mr. Atkins and Mr. Hewitt disclaim beneficial ownership in such shares.

(d) Mr. Atkins and Mr. Hewitt are each one of four directors of and a shareholder in SRC. SRC owns 75,828 shares of Issuer Common Stock. Mr. Atkins and Mr. Hewitt disclaim beneficial ownership in such shares.

(e) Mr. Atkins and Mr. Hewitt are each a co-manager of SRA. SRA owns 276,704 shares of Issuer common stock, and warrants that are presently exercisable to purchase an additional 246,000 shares of Issuer common stock.

(f) Mr. Atkins is the President and Mr. Hewitt is the Vice President of SM. SM owns 166,826 shares of Issuer Common Stock.

(g) Mr. Atkins, therefore, has sole voting power and sole investment power over 264,814 shares of Issuer common stock and shared voting power and shared investment power over 837,805 shares of common stock, representing in the aggregate 6.3% of the sum of, pursuant to Rule 13(d)(I)(i), (A) 17,353,269 outstanding shares of the Issuer and
         (B) warrants to acquire 246,000 shares of Issuer Common Stock.

(h) Mr. Hewitt, therefore, has sole voting power and sole investment power over 587,649 shares of Issuer common stock and shared voting power and shared investment power over 837,805 shares of common stock, representing in the aggregate 8.1% of the sum of, pursuant to Rule 13(d)(I)(i), (A) 17,353,269 outstanding shares of the Issuer and
         (B) warrants to acquire 246,000 shares of Issuer Common Stock.

(i) SRC, therefore, has sole voting power and investment power over 75,828 shares of Issuer common stock, representing approximately 0.0% of 17,353,269 outstanding shares of the Issuer.

(j) SRA, therefore, has sole voting and investment power over (A) 522,704 shares of Issuer common stock, representing 3.0% of the sum of, pursuant to Rule 13d-3(d)(I)(i), (A) 17,353,269 outstanding shares of the Issuer and (B) warrants to acquire 246,000 shares of Issuer Common Stock.

(m) SM, therefore, has sole voting and investment power over 166,826 shares of Issuer common stock, representing approximately 0.0% of 17,353,269 outstanding shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

(a) Mr. Atkins and Mr. Hewitt are business associates. Because their acquisition, voting, and disposition activities could cause them to be deemed to be a "group" (as defined in Section 13 of the Securities Exchange Act of 1934, as amended), Mr. Atkins and Mr. Hewitt have entered into an agreement evidencing that, unless and until either person decides otherwise, each will conduct his activities with respect to the Issuer's securities as if the two of them are a "group" (as defined in Section 13 of the Securities Exchange Act of 1934, as amended).

(b) Other than these agreements, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other party with respect to any of the Issuer common stock owned by a Reporting Person.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

The following exhibits are incorporated by reference:

         Exhibit 1 Power of Attorney, William T. Atkins, dated December 22, 2000 (filed December 28, 2000 on
                         Schedule 13D/A by William T. Atkins, Exhibit 99.2).

         Exhibit 2 Power of Attorney, Alexander S. Hewitt, dated December 28, 2000 (filed December 28, 2000 on
                         Schedule 13D/A by Alexander S. Hewitt, Exhibit 99.2).

         Exhibit 3 Power of Attorney, Sheridan Investments, LLC, dated June 27, 2001 (filed June 28, 2001 on Schedule 13D/A by William T. Atkins et al., Exhibit 99.1).

         Exhibit 4 Power of Attorney, Sheridan Development, LLC, dated June 27, 2001 (filed June 28, 2001 on Schedule 13D/A by William T. Atkins et al., Exhibit 99.2).

         Exhibit 5 Power of Attorney, Sheridan Realty Corp., dated December 22, 2000 (filed December 28, 2000 on
                         Schedule 13D by Sheridan Realty Partners, L.P.,
                         Exhibit 99.2).

         Exhibit 6 Power of Attorney, Sheridan Realty Advisors, LLC, dated August 24, 2001 (filed August 24, 2001 on
                         Schedule 13D/A by William T. Atkins et al.,
                         Exhibit 99.1).

The following exhibits are filed with this filing.

         Exhibit 99.1      Joint Filing Agreement, dated November 19, 2003.

         Exhibit 99.2 Power of Attorney, Sheridan Management Corp., dated November 19, 2003.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    November 20, 2003
                                    --------------------------------------------
                                    Date


                                    /s/ DEBORAH J. FRIEDMAN
                                    --------------------------------------------
                                    Signature

                                    Deborah J. Friedman, Attorney-in-Fact
                                    --------------------------------------------
                                    Name/Title

                                    Power of Attorney for Mr. Atkins and
                                    Mr. Hewitt, each filed December 28, 2000

                                    Power of Attorney for Sheridan Investments,
                                    LLC and Sheridan Development, LLC, each
                                    filed June 28, 2001

                                    Power of Attorney for Sheridan Realty
                                    Corporation, filed December 28, 2000

                                    Power of Attorney for Sheridan Realty
                                    Advisors, LLC, filed August 24, 2001

                                    Power of Attorney for Sheridan Management
                                    Corp., filed as an exhibit to this filing


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